Exhibit 99.3
Logistic Properties of the Americas
(Incorporated in the Cayman Islands as an exempted company limited by shares)
(NYSE American: LPA)
Form of Proxy for Annual General Meeting
to be held on September 16, 2026
(or any adjourned meeting thereof)
INTRODUCTION
This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Logistic Properties of the Americas, a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.0001 per share, of the Company (the “Ordinary Shares”) to be exercised at the annual general meeting of shareholders of the Company (the “AGM” or the “General Meeting”) to be held at 9:00 a.m. (Eastern Standard Time) on September 16, 2026, exclusively by webcast via www.virtualshareholdermeeting.com/LPA2026 from our offices at 1395 Brickell Avenue, Suite 800, Miami, Florida 33131, including any adjourned meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting.
Only the holders of record of the Ordinary Shares at the close of business on July 20, 2026, are entitled to notice of and to vote at the AGM. In respect of the matter requiring shareholders’ vote at the AGM, each Ordinary Share is entitled to one vote. The quorum of the AGM is one or more shareholders holding no less than an aggregate of one-third of all Ordinary Shares in issue and entitled to vote at the AGM being individuals present in person or by proxy, or if a corporation, by its duly authorized representative or proxy. As discussed in the proxy statement, JREP I Logistics Acquisition, LP (“JREP”) currently holds a majority of the outstanding Ordinary Shares. Accordingly, the presence of JREP at the AGM will constitute a quorum, regardless of the attendance of any other holders of Ordinary Shares.
The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Ordinary Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. In the event that either the Chairman or the Chief Executive Officer of the Company acts as proxy and is entitled to exercise discretion, such proxy is likely to vote the Ordinary Shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any holder of Ordinary Shares giving a proxy has the right to revoke it at any time before it is exercised (i) by submitting a written notice of revocation or a fresh proxy form, bearing a later date, which must be received by the deadlines for returning the proxy forms set forth below, or (ii) by voting in person at the AGM via: www.virtualshareholdermeeting.com/LPA2026.
To be valid, this Form of Proxy must be completed, signed and returned to: Vote Processing. c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 as soon as possible, no later than 11:59 p.m. (Eastern Standard Time) on September 15, 2026 to ensure your representation at the AGM.
YOU MAY ALSO VOTE ELECTRONICALLY BEFORE THE MEETING BY VISITING: www.proxyvote.com or VOTE BY PHONE BY CALLING: 1-800-690-6903 by following the instructions on the proxy form.
Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to us as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights.

Exhibit 99.3

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T02404-P55069

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

LOGISTIC PROPERTIES OF THE AMERICAS

The Board of Directors recommends you vote FOR the following:

1. The re-election of Mauricio Salgar and Francoise Lavertu and the election of Pablo Ottado as directors of the company.

Nominees:	For	Against	Abstain
1a. Mauricio Salgar	☐	☐	☐
1b. Francoise Lavertu	☐	☐	☐
1c. Pablo Ottado	☐	☐	☐

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
2. The ratification of appointment of Deloitte & Touche, S.A. as the independent registered public accounting firm of the company for the fiscal year ending December 31, 2026.	☐	☐	☐
3. The General Resolution.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Exhibit 99.3

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Proxy Statement is available at www.proxyvote.com.

T02405-P55069

LOGISTIC PROPERTIES OF THE AMERICAS
ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 16, 2026 9:00 AM (EDT)
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The holder(s) of record of the Ordinary Shares hereby appoint(s) Thomas J. McDonald and Esteban Saldarriaga, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the Ordinary Shares of LOGISTIC PROPERTIES OF THE AMERICAS that the holder(s) of record of the Ordinary Shares is/are entitled to vote at the Annual General Meeting of Shareholders to be held virtually at 9:00 AM (EDT), on September 16, 2026, via www.virtualshareholdermeeting.com/LPA2026, from our offices at 1395 Brickell Avenue, Suite 800, Miami, FL 33131, including any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on the reverse side